Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The unaudited pro forma condensed combined financial data set forth below gives effect to the acquisition (the Acquisition) of Newmark International, Inc. and Pfleiderer Leasing USA, Inc. (collectively, “Newmark”) on April 16,2004 by the application of the pro forma adjustments to the historical consolidated financial statements of Valmont Industries, Inc. (“Valmont”). The unaudited pro forma condensed financial data should be read in conjunction with the audited and unaudited historical consolidated financial statements and notes of Valmont and the historical audited combined financial statements and notes of Newmark.

     The unaudited pro forma condensed combined statement of operations gives effect to the Acquisition as if it occurred as of December 28, 2003. The unaudited pro forma condensed combined financial data do not purport to represent what Valmont’s results of operations or financial position would have been if the Acquisition had occurred as of the dates indicated or what such results will be for any future periods.

     The Acquisition was accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” The total purchase price for Newmark was allocated to the net assets based upon preliminary estimates of fair value of the assets acquired and liabilities assumed.

     The unaudited pro forma adjustments are based upon available information and certain assumptions that Valmont believes are reasonable, which assumptions are described in the accompanying notes. The unaudited pro forma condensed combined statement of operations excludes certain charges that will be incurred in connection with the Acquisition including an inventory fair value step-up from the Acquisition expected to increase fiscal 2004 cost of sales by $0.8 million.

Unaudited Pro Forma Condensed Combined Statement of Operations
Thirty-nine Weeks Ended September 25, 2004

			Elimination of						Proforma for
		Newmark	Businesses			Adjustment			the Acquisition
	Valmont	International, Inc.	Not Acquisition			for the			and the
(in thousands)	Industries, Inc.	Combined	Acquired (a)	Adjustments		Refinancing			Financings
Net sales	$744,800	$21,852	$(2,009)	$—		$			$764,643
Cost of goods sold	566,340	17,305	(1,862)	154	(b)		—		581,937

Gross profit	178,460	4,547	(147)	(154)			—		182,706
Impairment loss	—	4,125	(4,125)						—
Selling, general and administrative expenses	131,870	2,648	(234)	579	(b)		—		134,863

Operating income	46,590	(2,226)	4,212	(733)			—		47,843
Interest expense	11,104	100	(6)	—			1,112	(c)	12,310
Interest income	(1,382)	—	—	—			—		(1,382)
Debt prepayment expenses	9,860	—	—	—					9,860
Other expense (income)	283	19	1	—			—		303

Earnings before income taxes	26,725	(2,345)	4,217	(733)			(1,112)		26,752
Income tax expense	9,763	(854)	1,587	(268	)(d)		(406	)(d)	9,822

Earnings before minority interest and equity in earnings (losses) of nonconsolidated subsidiaries	16,962	(1,491)	2,630	(465)			(706)		16,930
Minority interest	(1,841)	—	—	—			—		(1,841)
Equity in earnings (losses) of nonconsolidated subsidiaries	296	—	—	—			—		296

Net earnings	$15,417	$(1,491)	$2,630	$(465)			$(706)		$15,385

Earnings per common share:
Basic	$0.65								$0.64
Diluted	$0.63								$0.63
Weighted average shares outstanding:
Basic	23,866								23,866
Diluted	24,465								24,465

     Notes to Unaudited Pro Forma Condensed Combined Financial Data

(a)	Reflects the elimination of businesses of Newmark that were not acquired in the Acquisition, including the fiberglass business unit and expenses incurred by Newmark which were specific to the former owners and not regular operating expenses.

(b)	Reflects adjustments to record additional depreciation and amortization expenses associated with the fair market value adjustments to property, plant and equipment (mainly included in costs of sales) and finite-lived intangible assets (included in selling, general and administrative expenses):

Property, plant and equipment	$154
Finite-lived intangible assets	579

$733

(c)	Reflects adjustments to interest expense as follows:

Interest on senior subordinated notes	$7,734
Amortization of deferred financing costs	548
Interest on new term loan	1,687
Interest on new revolving credit agreement	1,008
Other interest expense	1,350
Elimination of actual interest expense	(11,104)
Elimination of Newmark interest expense	(111)

$1,112

(d)	Reflects the tax effect of the pro forma adjustments at an estimated 36.5% tax rate.